Get Charged Fast EV Charging LLC



ANNUAL REPORT

23 Bob O LInk Lane

Northport, NY 11768

(480) 686-6670

www.getcharged-ny.com

This Annual Report is dated April 10, 2025.

BUSINESS

Company Overview

Get Charged Fast EV Charging, LLC ("the Company") was established on July 24, 2024, in the State of New York. The Company is focused on developing and operating electric vehicle (EV) charging stations across several leased locations at strategically selected shopping centers. Revenue will be generated from EV drivers utilizing the charging stations, with the cost of electricity being paid directly to the local utility providers.

The Company is backed by three principal partners and is headquartered on Long Island, New York. Leveraging industry experience from the founders' previous business ventures in EV infrastructure, Get Charged is well-positioned to meet the growing demand for EV charging services. It is a new start-up and is pre-revenue.

Business Model

Get Charged plans to build, own, and operate fast electric vehicle (EV) charging stations across the greater New York metropolitan area, strategically located in high-traffic shopping centers. The company intends to target EV drivers seeking fast, affordable, convenient, and reliable charging services at locations where they dine and shop.

The business model is expected to generate revenue by earning a margin on the electricity sold to customers while their vehicles are charging. This model is anticipated to have high margins and be highly scalable. Projections indicate that the company may achieve net income and cash flow positivity with fewer than 20 operational charging stations.

Previous Offerings

Name: Class A Units

Type of security sold: Equity

Final amount sold: $0.00

Number of Securities Sold: 1,820,000

Use of proceeds: Founder stock grant

Date: July 24, 2024

Offering exemption relied upon: Rule 701

Name: Class B Units

Type of security sold: Equity

Final amount sold: $0

Number of Securities Sold: 180,000

Use of proceeds: N/A

Date: July 24, 2024

Offering exemption relied upon: Rule 701

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2024 Compared to 2023

How long can the business operate without revenue:

We are currently funded through 2025 without revenue, but expect to be collecting cash revenue around July 2025.

Foreseeable major expenses based on projections:

Our expenses are extremely low, especially relative to longer term revenue (17% of revenue on a longer term average). The founders have elected to take zero fees or salaries for the remainder of 2025 to preserve cash for equity investments in our first three charging stations. We have raised $1,5 million to fund our first three stations.

Future operational challenges:

The operational challenges are ensuring the marketing of the chargers to the drivers is working. We must also ensure as close to 100% availability of the chargers at all times. We have contracted with EV Connect as our software and market interface. We are part the EV Connect roaming agreement that combines our stations with several well known national brands.

Future challenges related to capital resources:

Once we have several stations up and running and the Stable Auto predicted revenues are occurring, we believe funding will be easy. Our key challenge is in the early stages where we plan to match the speed of our station development with the known capital that is being raised.

Future milestones and events:

We have now fiunded our first three projects that are each held in separate LLCs. Get Charged is 5% of each of these entities. Our next milestone will be commissioning of our first station.

Liquidity and Capital Resources

At December 31, 2023, the Company had cash of $15,842.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

The company had no debt, nor even any payables at December 31, 2024

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Mitch Anderson

Mitch Anderson's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: CEO / Co-Manager, Principal Financial Officer

Dates of Service: August, 2024 - Present

Responsibilities: Mitch will run the Public Charging Business (PCB) for Get Charged. This will entail all aspects of attracting drivers to our stations and making sure that the sites are attractive, working, safe and reliable. Mitch current acts as the principal financial officer pending the scaling of the business.

Other business experience in the past three years:

Employer: Evie Networks Australia

Title: Site Acquisition Director

Dates of Service: July, 2023 - July, 2024

Responsibilities: I negotiated new leases for electric vehicle charging stations.

Name: Marc Horowitz

Marc Horowitz's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Owner, Co-Manager / Site Host Development

Dates of Service: July, 2024 - Present

Responsibilities: Marc's primary roles are to raise capital and secure exemplary locations for contracting land leases to host our owner-operated DCFC model.

Other business experience in the past three years:

Employer: Green Energy Technology

Title: Managing Member

Dates of Service: October, 2019 - Present

Responsibilities: Seeking out opportunities to furnish and install EV chargers in the northeast as a fee for service model.

Name: John Comack

John Comack's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Co-Manager / Director of Site Deployment

Dates of Service: May, 2024 - Present

Responsibilities: Operations and marketing and field installation.

Other business experience in the past three years:

Employer: Green Energy Technology

Title: Owner

Dates of Service: January, 2016 - May, 2024

Responsibilities: Key executive and in charge of Site Deployment.

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2023, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Class A Units

Member Name: MWH Group LLC (100% Owned and Managed by Marc Horowitz)

Amount and nature of Beneficial ownership: 710,000

Percent of class: 35.5

Title of class: Class A Units

Member Name: Formatt LLC (100% Owned and Managed by John Comack)

Amount and nature of Beneficial ownership: 710,000

Percent of class: 35.5

Title of class: Class A Units

Member Name: Mitchell Anderson Consulting LLC (100% Owned and Managed by Mitch Anderson)

Amount and nature of Beneficial ownership: 400,000

Percent of class: 20.0

RELATED PARTY TRANSACTIONS

There were no related party transactions. The fees were waived by the Founders.

OUR SECURITIES

We did not undertake any stock split or conversion in 2024.

What it means to be a minority holder

As a minority holder of [Security Name] of the Company, you will have limited rights in regard to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Uncertain Risk An investment in the Company (also referred to as "we", "us", "our", or the "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should research thoroughly any offering before making an investment decision and consider all of the information provided regarding the Company as well as the following risk factors, in addition to the other information in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the Company. Our business projections are only projections There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product or service, that people think it's a better option than a competing product or service, or that we will be able to provide a product or service at a level that allows the Company to generate revenue, make a profit, or grow the business. Any valuation is difficult to assess The valuation for the offering was established by the Company. Unlike listed companies that are independently valued through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be exact, and you may risk overpaying for your investment. The transferability of the Securities you are buying is limited You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on the securities you purchase. More importantly, there are a limited number of established markets for the resale of these securities. As a result, if you decide to sell these securities in the future, you may not be able to find, or may have difficulty finding, a buyer, and you may have to locate an interested buyer when you do seek to resell your investment. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment. Your investment could be illiquid for a long time You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there are limited established markets for these securities. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the same or a similar industry. However, that may never happen or it may happen at a price that results in you losing money on this investment. The Company may undergo a future change that could affect your investment The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change which may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company. Your information rights are limited with limited post-closing disclosures The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information about their business plan and operations because it does not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information. Some early-stage companies may lack professional guidance Some companies attribute their success, in part, to the guidance of professional early-stage advisors, consultants, or investors (e.g., angel investors or venture capital firms). advisors, consultants, or investors may play an important role in a company through their resources, contacts, and experience in assisting early-stage companies in executing their business plans. An early-stage company primarily financed through Regulation Crowdfunding may not have the benefit of such professional investors, which may pose a risk to your investment. If the Company cannot raise sufficient funds it will not succeed The Company is offering Class B Units in the amount of up to $1,235,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds." Terms of subsequent financings may adversely impact your investment We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Company. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock or other securities. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per security. Management's Discretion as to Use of Proceeds Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The Use of Proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so. Projections: Forward Looking Information Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and may not have been reviewed by our independent accountants. These projections are based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed. The amount raised in this offering may include investments from company insiders or immediate family members Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page. Reliance on a single service or product All of our current services are variants of one type of service and/or product. Relying heavily on a single service or product can be risky, as changes in market conditions, technological advances, shifts in consumer preferences, or other changes can adversely impact the demand for the product or service, potentially leading to revenue declines or even business failure. Supply Chain and Logistics Risks The availability of raw materials, transportation costs, and supply chain disruptions can all impact the ability to manufacture and distribute products or services, leading to lost revenue or increased costs. Products and services that are not available when customers need them can lead to lost sales and damage to the brand's reputation. Minority Holder; Securities with No Voting Rights The Class B Units that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating how the Company will be run. You are trusting in management's discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out. You are trusting that management will make the best decision for the company You are trusting in management's discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment. Insufficient Funds The Company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it may cease operating and result in a loss on your investment. Even if we sell all the Class B Units we are offering now, the Company may need to raise more funds in the future, and if unsuccessful in doing so, the Company will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the Company being worth less, if later investors have better terms than those in this offering. This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have. Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right. Non-accredited investors may not be eligible to participate in a future merger or acquisition of the Company and may lose a portion of their investment Investors should be aware that under Rule 145 under the Securities Act of 1933 if they invest in a company through Regulation CrowdFunding and that company becomes involved in a merger or acquisition, there may be significant regulatory implications. Under Rule 145, when a company plans to acquire another and offers its shares as part of the deal, the transaction may be deemed an offer of securities to the target company's investors, because investors who can vote (or for whom a proxy is voting on their behalf) are making an investment decision regarding the securities they would receive. All investors, even those with non-voting shares, may have rights with respect to the merger depending on relevant state laws. This means the acquirer's "offer" to the target's investors would require registration or an exemption from registration (such as Reg. D or Reg. CF), the burden of which can be substantial. As a result, non-accredited investors may have their shares repurchased rather than receiving shares in the acquiring company or participating in the acquisition. This may result in investors' shares being repurchased at a value determined by a third party, which may be at a lesser value than the original purchase price. Investors should consider the possibility of a cash buyout in such circumstances, which may not be commensurate with the long-term investment they anticipate. Our new product could fail to achieve the sales projections we expect Our growth projections are based on the assumption that with an increased advertising and marketing budget, our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment. We face significant market competition We will compete with larger, established companies that currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify. We are an early stage company and have not yet generated any profits GetCharged was formed on July 2024. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth, and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. COMPANY NAME has incurred a net loss and has had limited revenues generated since inception, if any. There is no assurance that we will be profitable in the near future or generate sufficient revenues to pay dividends to our shareholders. We are an early stage company and have limited revenue and operating history The Company has a short history, few customers, and effectively no revenue. If you are investing in our company, it's because you think that GetCharged is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough people so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable. We are an early stage company operating in a new and highly competitive industry The Company operates in a relatively new industry with a lot of competition from both startups and established companies. As other companies flood the market and reduce potential market share, Investors may be less willing to invest in a company with a declining market share, which could make it more challenging to fund operations or pursue growth opportunities in the future. Intense Market Competition The market in which the company operates may be highly competitive, with established players, emerging startups, and potential future entrants. The presence of competitors can impact the company's ability to attract and retain customers, gain market share, and generate sustainable revenue. Competitors with greater financial resources, brand recognition, or established customer bases may have a competitive advantage, making it challenging for the company to differentiate itself and achieve long-term success. Vulnerability to Economic Conditions Economic conditions, both globally and within specific markets, can significantly influence the success of early-stage startups. Downturns or recessions may lead to reduced consumer spending, limited access to capital, and decreased demand for the company's products or services. Additionally, factors such as inflation, interest rates, and exchange rate fluctuations can affect the cost of raw materials, operational expenses, and profitability, potentially impacting the company's ability to operate. Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company. The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business Our business depends on our ability to attract, retain, and develop highly skilled and qualified employees. As we grow, we will need to continue to attract and hire additional employees in various areas, including sales, marketing, design, development, operations, finance, legal, and human resources. However, we may face competition for qualified candidates, and we cannot guarantee that we will be successful in recruiting or retaining suitable employees. Additionally, if we make hiring mistakes or fail to develop and train our employees adequately, it could have a negative impact on our business, financial condition, or operating results. We may also need to compete with other companies in our industry for highly skilled and qualified employees. If we are unable to attract and retain the right talent, it may impact our ability to execute our business plan successfully, which could adversely affect the value of your investment. Furthermore, the economic environment may affect our ability to hire qualified candidates, and we cannot predict whether we will be able to find the right employees when we need them. This would likely adversely impact the value of your investment. Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time Our ability to sell our products is subject to various government regulations, including but not limited to, regulations related to the manufacturing, labeling, distribution, and sale of our products. Changes in these regulations, or the enactment of new regulations, could impact our ability to sell our products or increase our compliance costs. Furthermore, the regulatory landscape is subject to regular change, and we may face challenges in adapting to such changes, which could adversely affect our business, financial condition, or operating results. In addition to government regulations, we may also be subject to other laws and regulations related to our products, including intellectual property laws, data privacy laws, and consumer protection laws. Non-compliance with these laws and regulations could result in legal and financial liabilities, reputational damage, and regulatory fines and penalties. It is also possible that changes in public perception or cultural norms regarding our products may impact demand for our products, which could adversely affect our business and financial performance, which may adversely affect your investment. We rely on third parties to provide services essential to the success of our business Our business relies on a variety of third-party vendors and service providers, including but not limited to manufacturers, shippers, accountants, lawyers, public relations firms, advertisers, retailers, and distributors. Our ability to maintain high-quality operations and services depends on these third-party vendors and service providers, and any failure or delay in their performance could have a material adverse effect on our business, financial condition, and operating results. We may have limited control over the actions of these third-party vendors and service providers, and they may be subject to their own operational, financial, and reputational risks. We may also be subject to contractual or legal limitations in our ability to terminate relationships with these vendors or service providers or seek legal recourse for their actions. Additionally, we may face challenges in finding suitable replacements for these vendors and service providers, which could cause delays or disruptions to our operations. The loss of key or other critical vendors and service providers could materially and adversely affect our business, financial condition, and operating results, and as a result, your investment could be adversely impacted by our reliance on these third-party vendors and service providers. Economic and market conditions The Company's business may be affected by economic and market conditions, including changes in interest rates, inflation, consumer demand, and competition, which could adversely affect the Company's business, financial condition, and operating results. Force majeure events The Company's operations may be affected by force majeure events, such as natural disasters, pandemics, acts of terrorism, war, or other unforeseeable events, which could disrupt the Company's business and operations and adversely affect its financial condition and operating results. Delays in building new stations The timely deployment of new EV charging stations is critical to the company's cash flow and overall financial performance. However, delays in station construction may occur due to a variety of external factors, including slow utility response times, equipment manufacturing delays, permit approval holdups from municipal authorities, and potential delays from landlords. While we have implemented mitigative measures, such as carefully sequencing workflows and employing professional expediters familiar with utility and city processes, there is no assurance that such measures will fully prevent delays. Any extended postponement in the deployment of new stations could negatively impact our revenue generation and operational efficiency. Charging Equipment Failure Investing in an EV charging company involves certain operational risks, including potential equipment failures. While this has been a significant issue for early competitors in the industry, there remains a risk that our charging equipment may fail or malfunction, impacting our ability to generate revenue. Although we utilize Kempower equipment, which is rated at over 99% availability, and implement 24/7 automated monitoring to detect and resolve any failures promptly, there is no guarantee that our systems will always perform as expected. Delays in addressing equipment issues could affect customer satisfaction and revenue generation, potentially impacting the company's financial performance. Lack of attraction to EV drivers to our particular charging stations It is possible that EV drivers who don't recognize our brand or who cannot find our stations will not charge at our predicted numbers. Our sales numbers are produced by Stable Auto who uses the data from over 10,000 charging stations in a multi-variate model. Our marketing program will be fundamental to our success. Our charging stations will be listed on all the major apps and google. We are also considering one or more affiliations with other brands to attract even more drivers. New Startup with No Current Salaries for Co-Managers Get Charged Fast EV Charging, LLC is a newly formed startup with no established operating history, which poses significant risks to its investors. As of now, the company's co-managers are not receiving any salary and are functioning as consultants. Future compensation for the co-managers is contingent upon reaching key milestones, including securing initial funding, constructing and commissioning the first EV charging stations, and obtaining final funding for the full business plan. Until these milestones are met and sufficient funding is secured, there is no guarantee that the co-managers will transition to salaried roles, which could impact the company's ability to retain key personnel and manage operations effectively.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;

(2)   to an accredited investor;

(3)   as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on April 10, 2025.

Get Charged Fast EV Charging LLC

By   /s/ *William Mitchell Anderson*

   Name: Get Charged Fast EV Charging LLC

   Title: CEO

Exhibit A

FINANCIAL STATEMENTS

GET CHARGED FAST EV CHARGING LLC

FINANCIAL STATEMENTS
(UNAUDITED)

AS OF
DECEMBER 31, 2024

GET CHARGED FAST EV CHARGING LLC
INDEX TO FINANCIAL STATEMENTS
(unaudited)

GET CHARGED FAST EV CHARGING LLC
CEO CERTIFICATION
AS OF DECEMBER 31, 2024
(unaudited)

CEO CERTIFICATION

I, William Mitchell Anderson, the Principal Executive Officer of Get Charged Fast EV Charging LLC, hereby certify that the financial statements of Get Charged Fast EV Charging LLC and notes thereto for the periods ending December 31, 2024, our first and only financial year included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

For the year 2024, the amounts reported on our US Return of Partnership Income 2024 were total income of $0; taxable income of $(20,566) and total tax of $0.00. As an LLC we pass through any profits or losses to our Members.

This was our first year of existence, being formed on July 24, 2024.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the 20th day of March, 2025.

_____
William Mitchell Anderson

Chief Executive Officer

March 20, 2025

GET CHARGED FAST EV CHARGING LLC
BALANCE SHEET
AS OF DECEMBER 31, 2024
(unaudited)

Cash	$	15,842
Other Current Assets	$	90,162
Total Current Assets	$	106,004
Other Assets	$	58,445
Total Assets	$	164,449
Short-term Liabilities	$	-
Long-term Liabilities	$	-
Members' Equity	$	164,449

GET CHARGED FAST EV CHARGING LLC
INCOME STATEMENT
AS OF DECEMBER 31, 2024
(unaudited)

Sales	$	-
Cost of Sales	$	-
Gross Margin	$	-
General & Administrative	$	(20,556)
Operating Expenses	$	-
Other Expenses	$	-
Gains & Losses	$	-
Non-Recurring	$	-
Net Income	$	(20,556)
EPS	$	(0.010)

GET CHARGED FAST EV CHARGING LLC
CASH FLOW STATEMENT
AS OF DECEMBER 31, 2024
(unaudited)

Beginning Cash July 24, 2025	$	-
Cash flow from Operations	$	(20,556)
Cash flow from Investing	$	-
Cash flow from Financing	$	-
Issuance of Stock to Members	$	185,005
Cash due to Members	$	(90,162)
Cash to Assets	$	(58,445)
Cash at December 31, 2024	$	15,842

GET CHARGED FAST EV CHARGING LLC
STATEMENT OF CHANGES IN MEMBERS EQUITY
AS OF DECEMBER 31, 2024
(unaudited)

	Class A (voting)		Class B (non-voting)		Total Members Equity'
	Shares	Amount	Shares	Amount	
Inception (July 24, 2024)	-	$ -	-	$ -	$ -
Issuance of founders stock	1,820,000	-	180,000	-	-
Shares issued for cash	-	-	41,561	185,005	185,005
Net income (loss)	-	(18,325)	-	(2,231)	(20,556)
December 31, 2024	1,820,000	$ (18,325)	221,561	$ 182,774	$ 164,449

GET CHARGED FAST EV CHARGING LLC
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2024
(unaudited)

NOTE 1 – NATURE OF OPERATIONS

Get Charged Fast EV Charging LLC was formed on July 24, 204 ("Inception") in the State of New York. The financial statements of Get Charged Fast EV Charging LLC (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Northport, New York; however, the officers generally work remotely from that location.

Get Charged Fast EV Charging LLC develops public electric vehicle charging stations in busy locations that pass our stringent multi-factor demand model. We form limited partnerships for each location and manage each location as an equity investor and a general partner. Our stations are unique in that we provide access for both Tesla and non-Tesla cars for every charging station and only offer fast (level 3) DC charging. We are part of the EV Connect network and use their software and roaming agreements to become part of a network of more than 250,000 drivers.

At present we are developing our first three charging stations at Whitestone (Queens), Glen Oaks (Queens), and Elmont, all in New York.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Fair Value of Financial Instruments
The Company has no Financial Instruments on its balance sheet.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents. The Company does not hold any Cash Equivalent instruments at present.

Revenue Recognition
Over 99% of the Company's revenues come from the sales of kilowatt hours to drivers of electric vehicles. The Company will only recognize the revenue after it comes to our bank account through either Payter or Blue Snap. There are no bad debts possible nor is there any projection of sales.

Income Taxes
The Company is structured as a Limited Liability Company thus passes Net Income or Losses through to its Members through an annual K1 form.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3 – DEBT AND LIABILITIES

The Company has no Debt, appropriate accounting policies will be adopted if it ever does take Debt. The Company's largest monthly liability is to the electric utility company which serve its charging stations. These bills are paid monthly after all corresponding revenue has been collected, thus giving the company no working capital concerns.]

NOTE 4 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers.

NOTE 5 – STOCKHOLDERS' EQUITY

Common Stock

We do not plan to issue any more Company stock. Our current shares outstanding is expected to remain constant from this point forward. We fund each new electric vehicle station with Retained Earnings and capital from new Limited Partners in each new LLC that is formed.

NOTE 6 – RELATED PARTY TRANSACTIONS

At present there are no Related Party Transactions. The three largest shareholders also participate along with many others as Limited Partners in the LLC's that own each electric vehicle charging station.

NOTE 7 – SUBSEQUENT EVENTS

The Company has not had any Subsequent Events affecting these Financial Statements. The Company is in its early growth phase thus has many initiatives in progress. We have raised $1.425 million dollars into three limited partnerships of which the Company will invest $75,000 ($25,000 each for 5% equity each). These three partnerships, Whitestone NY EVCS LLC, Elmont NY EVCS LLC and Glen Oaks NY LLC each will be funded to $500,000 to complete the construction of each station at leases the Company holds. All three projects are in their early development phase.

CERTIFICATION

I, William Mitchell Anderson, Principal Executive Officer of Get Charged Fast EV Charging LLC, hereby certify that the financial statements of Get Charged Fast EV Charging LLC included in this Report are true and complete in all material respects.

William Mitchell Anderson

CEO